Exhibit 99.10

Dodd-Frank Act Disclosure of Mine Safety and Health Administration Safety Data

Barrick Gold Corporation (“Barrick”) is committed to the health and safety of its employees and in providing an incident free workplace. Barrick maintains a comprehensive health and safety program that includes extensive training for all employees and contractors, site inspections, emergency response preparedness, crisis communications training, incident investigation, regulatory compliance training and process auditing.

Barrick’s U.S. mining operations are subject to Federal Mine Safety and Health Administration (“MSHA”) regulation under the U.S. Federal Mine Safety and Health Act of 1977 (“FMSH Act”). MSHA inspects Barrick’s mines on a regular basis and issues various citations and orders when it believes a violation has occurred under the FMSH Act. Whenever MSHA issues a citation or order, it also generally proposes a civil penalty, or fine, related to the alleged violation.

The following disclosures are provided pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank Act”), which requires certain disclosures by companies required to file periodic reports under the Securities Exchange Act of 1934 that operate mines regulated under the FMSH Act. The disclosures reflect Barrick’s U.S. mining operations only as the requirements of the Dodd-Frank Act do not apply to Barrick’s mines operated outside the United States.

In addition, as required by the reporting requirements regarding mine safety included in section 1503(a)(2) of the Dodd-Frank Act, for the year ended December 31, 2013, none of the mines operated by Barrick received written notice from MSHA of (a) a pattern of violations of mandatory health or safety standards that are of such nature as could have significantly and substantially contributed to the cause and effect of mine health or safety hazards under section 104(e) of the FMSH Act or (b) the potential to have such a pattern.

The information in the table below reflects citations and orders MSHA issued to Barrick during the year ended December 31, 2013, unless otherwise noted, as reflected in Barrick’s records. The data in Barrick’s system may not match or reconcile with the data MSHA maintains on its public website. In evaluating this information, consideration should also be given to factors such as: (i) the number of citations and orders may vary depending on the size and operation of the mine, (ii) the number of citations issued may vary from inspector to inspector and mine to mine, and (iii) citations and orders may be contested and appealed, and in that process, may be reduced in severity and amount, and may be dismissed.

Mine ID Number(1)	Mine or Operating Name	Section 104(a) Significant and Substantial Citations(2)	Section 104(b) Orders(3)	Section 104(d) Citations and Orders(4)	Section 110(b)(2) Violations(5)	Section 107(a) Orders(6)	Proposed MSHA Assessments(7) in 2013	Fatalities	Pending Legal Action(8) in 2013	Legal Action Instituted During 2013(8)	Legal Action Resolved During 2013
2601842	Bald Mountain Mine	6	0	0	0	0	$24,926.00	0	4	3	1
2602300	Storm Exploration Decline	0	0	0	0	0	$0.00	0	1	0	1
2602246	Meikle Mine	39	0	1	0	1	$65,264.00	0	15	4	8
2602673	Roaster Operations	1	0	0	0	0	$6,537.00	0	3	2	2
2602674	Mill/Autoclave Operations	11	0	0	0	0	$36,890.00	0	5	4	3
2602286	Turquoise Ridge Mine	15	0	0	0	0	$166,860.00	0	12	6	8
2600827	Barrick Cortez	7	0	0	0	0	$17,209.00	0	7	5	6
2602573	Barrick Cortez Underground	6	0	0	0	0	$8,102.00	0	5	5	2
2401417	Golden Sunlight Mine Inc.	14	0	0	0	0	$11,039.00	0	0	0	0
2602307	Ruby Hill Mine	3	0	0	0	0	$1,151.00	0	0	0	0
2601089	Goldstrike Mine	8	0	0	0	0	$5,494.00	0	2	2	2
2602233	Getchell Underground	1	0	0	0	0	$300.00	0	0	0	0
2602720	Bazza Underground	0	0	0	0	0	$100.00	0	0	0	0

(1)	MSHA assigns an identification number to each mine or operation and may or may not assign separate identification numbers to related facilities. The information provided in this table is presented by mine identification number.
(2)	Represents the total number of citations issued by MSHA for violation of health or safety standards that could significantly and substantially contribute to a serious injury if left unabated.
(3)	Represents the total number of orders issued, which represents a failure to abate a citation under section 104(a) within the period prescribed by MSHA. This results in an order of immediate withdrawal from the area of the mine affected by the condition until MSHA determines that the violation has been abated.
(4)	Represents the total number of citations and orders issued by MSHA for unwarrantable failure to comply with mandatory health or safety standards. These types of violations could significantly and substantially contribute to a serious injury; however, the conditions do not cause imminent danger (see note 6 below).
(5)	Represents the total number of flagrant violations identified.
(6)	Represents the total number of imminent danger orders issued under section 107(a) of the FMSH Act. Orders issued under section 107(a) of the FMSH Act require the operator of the mine to cause all persons (except authorized persons) to be withdrawn from the mine until the imminent danger and the conditions that caused such imminent danger cease to exist.
(7)	Amounts represent the total dollar value of proposed assessments received from MSHA and do not necessarily relate to the citations or orders issued by MSHA during the period, or to the pending legal actions reported below.
(8)	Pending legal actions before the Federal Mine Safety and Health Review Commission (“Commission”) as required to be reported by Section 1503(a)(3)of the Dodd-Frank Act. The Commission is an independent adjudicative agency established by the FMSH Act that provides administrative trial and appellate review of legal disputes arising under the FMSH Act. These cases may involve, among other questions, challenges by operators to citations, orders and penalties they have received from MSHA or complaints of discrimination by miners under Section 105 of the FMSH Act. The following provides additional information of the types of proceedings that may be brought before the Commission:

•	Contest Proceedings — a contest proceeding may be filed with the Commission by an operator to challenge the issuance of a citation or order issued by MSHA;

1 Contest Proceeding

•	Civil Penalty Proceedings — a civil penalty proceeding may be filed with the Commission by an operator to challenge a civil penalty MSHA has proposed for a violation contained in a citation or order;

52 Civil Penalty Proceedings

•	Discrimination Proceedings — a discrimination proceeding involves a miner’s allegation that he or she has suffered adverse employment action because he or she engaged in activity protected under the FMSH Act, such as making a safety complaint;

1 Discrimination Proceeding

•	Temporary Reinstatement Proceedings — a temporary reinstatement proceeding involves cases in which a miner has filed a complaint with MSHA stating that he or she has suffered discrimination and the miner has lost his or her position; and

0 Temporary Reinstatement Proceedings

•	Compensation Proceedings — a compensation proceeding may be filed with the Commission by miners entitled to compensation when a mine is closed by certain closure orders issued by MSHA. The purpose of the proceeding is to determine the amount of compensation, if any, due to miners idled by the orders.

0 Compensation Proceedings

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